Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No 333-209921 on Form F3 and to the use of our report dated March 29, 2018 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (which report expresses an unmodified/unqualified opinion and includes an emphasis of matter paragraph relating to going concern uncertainty) appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd. for the year ended December 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 29, 2018